SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 1)

Scholar Rock Holding Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80706P103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #80706P103	Page 2 of 13

1	NAME OF REPORTING PERSONS Polaris Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,408,680 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,408,680 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408,680 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVP VI (as defined in Item 2(a) below). PVM VI (as defined in Item 2(a) below), the general partner of PVP VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 35,108,133 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the US Securities and Exchange Commission on November 9, 2021 (the “Form 10-Q”).

CUSIP #80706P103	Page 3 of 13

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 140,755 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 140,755 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,755 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVPFF VI (as defined in Item 2(a) below). PVM VI, the general partner of PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,108,133 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP #80706P103	Page 4 of 13

1	NAME OF REPORTING PERSONS Polaris Venture Management Co VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,549,435 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,549,435 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,435 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (2)
12	TYPE OF REPORTING PERSON OO

(1)

2,408,680 of such shares are held of record by PVP VI and 140,755 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,108,133 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP #80706P103	Page 5 of 13

1	NAME OF REPORTING PERSONS David Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,549,435 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,549,435 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,435 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,408,680 of such shares are held of record by PVP VI and 140,755 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,108,133 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP #80706P103	Page 6 of 13

1	NAME OF REPORTING PERSONS Brian Chee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,549,435 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,549,435 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,435 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,408,680 of such shares are held of record by PVP VI and 140,755 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,108,133 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP #80706P103	Page 7 of 13

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,549,435 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,549,435 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,435 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,408,680 of such shares are held of record by PVP VI and 140,755 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP #80706P103	Page 8 of 13

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,549,435 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,549,435 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,435 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,408,680 of such shares are held of record by PVP VI and 140,755 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,108,133 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP #80706P103	Page 9 of 13

1	NAME OF REPORTING PERSONS Amir Nashat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,915 (1)
	6	SHARED VOTING POWER 2,549,435 (2)
	7	SOLE DISPOSITIVE POWER 50,915 (1)
	8	SHARED DISPOSITIVE POWER 2,549,435 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,350 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4% (3)
12	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 7,441 shares held of record directly by Amir Nashat and (ii) 43,474 shares subject to stock option awards that have been granted to Amir Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of December 31, 2021.

(2)

2,408,680 of such shares are held of record by PVP VI, 140,755 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to the shares held by PVP VI and PVPFF VI. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 35,159,048 shares of the Issuer’s Common Stock, calculated as follows: (i) 35,108,133 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in the Form 10-Q plus (ii) 50,915 shares of the Issuer’s Common Stock subject to stock option awards that have been granted to Amir Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of December 31, 2021.

CUSIP #80706P103	Page 10 of 13

1	NAME OF REPORTING PERSONS Bryce Youngren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,549,435 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,549,435 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,435 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,408,680 of such shares are held of record by PVP VI and 140,755 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,108,133 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

SCHEDULE 13G

CUSIP #80706P103	Page 11 of 13

Introductory Note: This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on February 14, 2019 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

ITEM 1(B). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

301 Binney Street, 3rd Floor

Cambridge, MA 02142

ITEM 4. OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 35,108,133 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported on the Form 10-Q.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2021:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP #80706P103	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

POLARIS VENTURE PARTNERS VI, L.P.
By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND VI, L.P.

By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. VI, L.L.C.

By:	*
Authorized Signatory

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

BRYCE YOUNGREN

By:	*
Bryce Youngren

DAVID BARRETT

By:	*
David Barrett

BRIAN CHEE

By:	*
Brian Chee

CUSIP #80706P103	Page 13 of 13

AMIR NASHAT

By:	*
Amir Nashat

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]